

December 7, 2012

Via E-mail
Mr. John W. Bittner, Jr.
Executive Vice President and Chief Financial Officer
MTR Gaming Group, Inc.
State Route 2, South
P.O. Box 356
Chester, WV 26034

> **Re: MTR Gaming Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 15, 2012**
> **File No. 000-20508**

Dear Mr. Bittner:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Contractual cash obligations, page 75

1.   In future annual Exchange Act reports, please revise your tabular presentation of contractual obligations to include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Regardless of whether you decide to include interest payments in the table or in textual discussion below the table, you should provide appropriate disclosure with respect to assumptions related to your estimated interest payments (e.g., interest paid in kind).

Note 5. Property and Equipment, page F-22

2.   We note that you entered into a lease agreement to lease mineral rights and as a part of the lease you received a $2.1 million lease bonus payment. Please tell us how you determined this revenue had been earned and that you had no further obligations related to the lease bonus payment.

Note 9. Commitments and Contingencies, page F-34

3.   In future Exchange Act reports, please revise to disclose the amount of reasonably possible losses or range of losses in excess of amounts accrued for legal proceedings, environmental remediation obligations, and other contingencies or, where applicable, to state that such an estimate of the possible loss or range of loss cannot be made. Refer to ASC 410-30-50 and ASC 450-20-50.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have any questions.

                                                Sincerely,

                                                /s/ Daniel L. Gordon

                                                Daniel L. Gordon
                                                Branch Chief